[redacted]

13011052

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2013
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pershing LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Pershing Plaza
(No. and Street)

Jersey City	NJ	07399
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Ave	New York	NY	10154-102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Ronald Decicco and David R. Hopkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pershing LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer,

and that the financial statements and supplemental information of the company are made available to all of the company's members and allied members of the New York Stock Exchange, Inc.

Signature

Ronald Decicco, Chief Executive Officer

Title

SAL RAIMI
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Feb. 25, 2016

Notary Public

Signature

David R. Hopkins, Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

PERSHING LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2012

(With Reports of Independent Registered Public Accounting Firm)

PERSHING LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2012

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Managers and
Member of Pershing LLC:

We have audited the accompanying statement of financial condition of Pershing LLC as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Pershing LLC as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2013

PERSHING LLC
(An Indirect Wholly Owned Subsidiary of
The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2012

(Dollars in millions)

Assets		
Cash and cash equivalents	$	547
Cash and securities segregated for regulatory purposes		6,538
Collateralized financing agreements:		
Securities borrowed		3,951
Securities purchased under agreements to resell		1,340
Receivables:		
Customers		9,447
Broker-dealers and clearing organizations		2,987
Affiliates		1,238
Intangible assets		34
Financial instruments owned, at fair value		38
Other assets		374
Total assets	$	26,494
Liabilities and Member's Equity		
Liabilities:		
Drafts payable	$	504
Collateralized financing agreements:		
Securities sold under agreements to repurchase		2,306
Securities loaned		1,946
Payables:		
Customers		14,762
Broker-dealers and clearing organizations		1,874
Affiliates		2,678
Financial instruments sold, but not yet purchased, at fair value		25
Accounts payable, accrued expenses and other		289
Total liabilities		24,384
Member's contributions		728
Accumulated earnings		1,382
Total member's equity		2,110
Total liabilities and member's equity	$	26,494

See accompanying notes to statement of financial condition.

(1) Organization and Description of Business

Pershing LLC (the Company) is a single member Delaware Limited Liability Company and a wholly owned subsidiary of Pershing Group LLC (the Parent), which is a wholly owned subsidiary of The Bank of New York Mellon Corporation (BNY Mellon).

The Company is registered as a securities broker-dealer with the Securities and Exchange Commission (SEC) authorized to engage in fully disclosed and omnibus clearing, sales and trading and brokerage services. The Company is a member of the New York Stock Exchange, Inc. (NYSE), Financial Industry Regulatory Authority (FINRA), Chicago Board of Options Exchange, Inc., Securities Investor Protection Corporation (SIPC), and other regional exchanges.

(2) Summary of Significant Accounting Policies

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America which require the use of management's best judgment and estimates. Estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes may vary from actual results.

(a) Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less.

(b) Collateralized Financing Agreements

Securities sold under agreements to repurchase (repurchase agreements) and securities purchased under agreements to resell (resale agreements) are treated as financing arrangements and are carried at their contract amount, the amount at which they will subsequently be resold or repurchased, plus related accrued interest. Repurchase and resale agreements are typically collateralized by cash or government and government agency securities and generally have terms from overnight up to three months. The Company nets repurchase agreements and resale agreements in the statement of financial condition in accordance with Accounting Standards Codification (ASC) 210-20, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements*. The impact of netting as of December 31, 2012 was $137.2 million.

Securities borrowed and securities loaned are financing arrangements that are recorded at the amount of cash collateral advanced or received. For securities borrowed, the Company deposits cash, letters of credit or other collateral with the lender. For securities loaned, the Company receives cash collateral that typically exceeds the market value of securities loaned.

It is the Company's policy to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements and, when necessary, require prompt transfer of additional collateral or reduction in the loan balance in order to maintain contractual margin

protection. In the event of counterparty default, the financing agreement provides the Company with the right to liquidate the collateral held.

(c) ***Receivables and Payables – Broker-Dealers and Clearing Organizations***

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date (fails to deliver), and the Company's introducing brokers' margin loans. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date (fails to receive), clearing deposits from introducing brokers and amounts payable to the Company's introducing brokers.

(d) ***Fair Value of Financial Instruments Owned***

ASC 820, Fair Value Measurement and Disclosures, defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. ASC 820 defines fair value as "the price that would be received to sell an asset and paid to transfer a liability in an ordinary transaction between market participants at the measurement date." Under ASC 820, fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including price activity for equivalent instruments and valuation pricing models. See note 4 to Financial Statements for disclosures with respect to ASC 820.

(e) ***Fixed Assets and Intangibles***

Fixed assets are recorded at cost, net of accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the useful lives of the related assets, generally two to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the term of the lease or 10 years. For internal-use computer software, the Company capitalizes qualifying costs incurred during the application development stage. The resulting asset is amortized using the straight-line method over the expected life, which is generally five years. All other nonqualifying costs incurred in connection with any internal-use software projects are expensed as incurred.

Identifiable intangible assets are amortized on a straight-line basis over their estimated useful life, which is 15 years from the date of acquisition and are assessed annually for impairment indicators pursuant to the provision of ASC 350, *Intangibles – Goodwill and Other*, and ASC 360, *Property, Plant & Equipment.*

(f) ***Customer Transactions***

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Customer securities transactions are recorded on a settlement date basis, which is generally three business days after trade date. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

(g) Restricted Stock Units

During the year, BNY Mellon issued restricted stock to employees, including certain Company employees. The Company accounts for this plan in accordance with ASC 718, *Compensation – Stock Compensation* and, accordingly, compensation cost is measured at the grant date based on the value of the award and is recognized over the vesting period.

(h) Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by BNY Mellon. In addition, the Company files stand-alone tax returns in certain jurisdictions including New Jersey. Income taxes are calculated using the modified separate return method, and the amount of current tax expense or benefit is either remitted to or received from BNY Mellon, pursuant to a tax sharing agreement between BNY Mellon and the Company.

The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of the assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

In accordance with ASC 740, the Company recognizes the effect of the income tax positions only if those positions are more likely than not of being sustained. A tax position that fails to meet a more-likely-than-not recognition threshold will result in either a reduction of the current and deferred tax assets, and/or recording of current or deferred tax liabilities.

The Company reflects the pro-rata share of tax benefits of BNY Mellon's tax goodwill amortization as member's contribution on the statement of changes in member's equity.

(3) Receivables from and Payables to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations include the following (dollars in millions):

Receivables:		
Brokers and dealers	$	2,232
Securities failed to deliver		609
Clearing organizations		146
Total receivables	$	2,987
Payables:		
Brokers and dealers	$	1,235
Securities failed to receive		639
Total payables	$	1,874

(4) Financial Instruments

ASC 820 applies to all financial instruments that are being measured and reported on a fair value basis. This includes those items currently reported in financial instruments owned, at fair value and financial instruments sold, not yet purchased, at fair value on the statement of financial condition.

As defined in ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market and income approaches. Based on these approaches, the Company utilizes certain assumptions that market participants would use in pricing the asset or liability. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial instrument assets and liabilities carried at fair value have been classified and disclosed in one of the following three categories:

Level 1 Quoted market prices in active markets for identical assets or liabilities.

Level 2 Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 Unobservable inputs that are not corroborated by market data.

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as listed equities.

Level 2 includes those financial instruments that are valued using models or other valuation methodologies calibrated to observable market inputs. These models are primarily industry-standard models that consider various assumptions, including discount margins, credit spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, as well as other measurements. In order to be classified as Level 2, substantially all of these assumptions would need to be observable in the marketplace and can be derived from observable data or supported by observable levels at which transactions are executed in the marketplace. Financial instruments in this category include corporate and other debt, CD's and municipal debt.

Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are unobservable from objective sources. The Company did not have any assets or liabilities classified as Level 3 at December 31, 2012 and there was no change in Level 3 assets or liabilities during the year.

In determining the appropriate levels, the Company performed a detailed analysis of the assets and liabilities that are subject to ASC 820. The following tables present the financial instruments carried at fair value as of December 31, 2012 (dollars in millions):

	Assets at fair value as of December 31, 2012			
	Level 1	**Level 2**	**Level 3**	**Total**
Trading assets:				
Equities	$ 38	—	—	38
Total trading assets at fair value	$ 38	—	—	38

	Liabilities at fair value as of December 31, 2012			
	Level 1	**Level 2**	**Level 3**	**Total**
Trading liabilities:				
Equities	$ 24	—	—	24
Corporate and other debt	—	1	—	1
Total trading liabilities at fair value	$ 24	1	—	25

Estimated Fair Value of Financial Instruments Not Carried at Fair Value

The fair values of the other financial assets and liabilities are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value and fair value of Pershing LLC's financial instruments which are not carried at fair value (dollars in millions). The table below therefore excludes items measured at fair value on a recurring basis presented in the table above. In addition, the table excludes the values of non-financial assets and liabilities.

	December 31, 2012				
	Level 1	Level 2	Level 3	Estimated fair value	Carrying amount
Summary of financial instruments:					
Assets:					
Securities borrowed	—	3,951	—	3,951	3,951
Receivable from customers	—	9,447	—	9,447	9,447
Receivable from broker dealers	—	2,987	—	2,987	2,987
Securities purchased under agreement to resell	—	1,340	—	1,340	1,340
Total	$ —	17,725	—	17,725	17,725
Liabilities:					
Securities sold under agreement to repurchase	$ —	2,306	—	2,306	2,306
Securities loaned	—	1,946	—	1,946	1,946
Payables to customers	—	14,762	—	14,762	14,762
Payable to broker dealers	—	1,874	—	1,874	1,874
Total	$ —	20,888	—	20,888	20,888

Fair value can vary from period to period based on changes in a wide range of factors, including interest rates, credit quality, and market perceptions of value and as existing assets and liabilities run off and new transactions are entered into.

(5) Fixed Assets

Fixed assets are included in other assets on the statement of financial condition and consists of the following (dollars in millions):

Capitalized software	$	130
Leasehold improvements		25
Computer equipment		10
Computer software		15
Other		15
Total		195
Less accumulated depreciation		(122)
Total	$	73

(6) Third Party Bank Loans and Lines of Credit

The Company has $2.4 billion in committed and uncommitted lines of credit with banks as of December 31, 2012. There were no borrowings against these lines of credit as of December 31, 2012.

(7) Income Taxes

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. The Company has a gross deferred tax asset of $14.1 million and a gross deferred tax liability of $22.6 million at December 31, 2012. The deferred tax asset is primarily attributable to nondeductible reserves and the deferred tax liability is primarily attributable to depreciation and a deferred intercompany gain. The net deferred tax liability is $8.5 million. The Company has not recorded a valuation allowance because management believes it is more likely than not that the deferred tax assets will be realized.

The Company does not expect any change in the total amount of unrecognized tax benefits over the next 12 months to have a material impact on the Company's financial statements.

Federal taxes payable of $25 million is included in payable to affiliates and state taxes receivable of $24.2 million is included in other assets on the statement of financial condition.

The BNY Mellon's federal consolidated income tax returns are closed to examination through 2008. The New York State and New York City return examinations have been completed through 2010. The Company's New Jersey income tax returns are closed to examination through 2010.

(8) Related Party Transactions

The Company provides clearing and technology related services to indirect wholly owned subsidiaries of BNY Mellon. Cash balances due from/to these affiliates were approximately $1.238 billion and $195 million, respectively. They are included in receivable from affiliates and payables to affiliates, respectively, on the statement of financial condition.

The Company has a $6.5 billion unsecured line of credit agreement with the Parent. At December 31, 2012 there were borrowings against the line of credit of approximately $1.810 billion included in payable to affiliate. The Company also provides clearing services to indirect wholly owned subsidiaries of BNY Mellon. At December 31, 2012, balances due to BNY Mellon for taxes, payroll, technology and leased equipment were $39.9 million and included in payable to affiliate. The Company entered into a repurchase agreement with BNY Mellon and at December 31, 2012 had a payable of $600 million included in payable to affiliate.

For the year ended December 31, 2012, the Company leased furniture and fixtures and computer and other communications equipment from an affiliate.

The Company sold at fair value, substantially all of the assets and liabilities as part of the transfer of its Fixed Income Trading business to an affiliate on March 30, 2012.

(9) Employee Benefit Plans

BNY Mellon sponsors a 401(k) plan (the Plan) for its active employees. The Plan offers the Company's employees the opportunity to plan, save and invest for their future financial needs. The Company makes periodic contributions to the Plan based on the discretion of management.

(10) Pledged Assets and Guarantees

Under the Company's collateralized financing arrangements and the other business activities, the Company either receives or provides collateral. In many cases, the Company is permitted to sell or repledge these securities held as collateral. On December 31, 2012, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $27,817 million and the fair value of the portion that had been sold or repledged was $7,616 million. The details of these sources and the uses are noted in the below tables (dollars in millions).

Source of assets available collateral – received:		
Financial instruments, at fair value	$	38
Securities borrowed		3,877
Securities purchased under agreements to resell		1,292
Margin securities available to re-pledge		22,610
Total source of collateral	$	27,817
Use of available collateral – re-pledged, lent or sold:		
Financial instruments sold, but not yet purchased, at fair value	$	25
Securities lent		1,915
Securities sold under agreements to repurchase		2,925
Pledged to clearing corporations		711
Good faith deposits		195
Short sale covering		1,845
Total use of collateral	$	7,616

The Company additionally receives securities as collateral in connection with certain security for security transactions. In instances where the Company is permitted to sell or repledge these securities, the Company reports the fair value of the collateral received and obligation to return the collateral in the statement of financial condition. At December 31, 2012, the Company reported $601 million associated with security for security transactions as Securities borrowed and Securities loaned on the statement of financial condition and included in the table above.

The Company also conducts a fully paid lending program, in which customers agree to make available their fully paid securities to be loaned to third parties in exchange for a fee. At December 31, 2012, the fair value of the securities borrowed under this program was $185 million and is included in securities borrowed and securities loaned on the statement of financial condition and included in the table above.

Obligations under Guarantees

The Company has adopted the disclosure and recognition requirements for guarantees in accordance with ASC 460, *Guarantees*, whereby the Company will recognize a liability at the inception of a guarantee for obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that certain events or conditions occur.

The Company provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable or limited and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these

arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these arrangements.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients. Management believes the potential for the Company to be required to make unreimbursed payments relating to such services is remote due to the contractual capital requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

(11) Commitments and Contingences

As of December 31, 2012, the Company had commitments with ten customers to lend a maximum total of $1.64 billion for various terms not exceeding 364 days. These commitments consisted of outstanding loans of $698 million, which are reported in receivables from customers on the statement of financial condition, and unfunded commitments totaling $942 million.

The Company has noncancelable leases for office space and equipment that expire on various dates through 2021. At December 31, 2012, minimum future rentals on noncancelable operating leases are as follows (dollars in millions): 2013 $23, 2014 $21, 2015 $22, 2016 $22, 2017 $22 and $71 for the years thereafter.

The Company is involved in various legal proceedings arising in connection with the conduct of the Company's business. The Company believes that based on currently available information and the advice of counsel, the results of all such proceedings in the aggregate, will not have a material adverse effect on the Company's financial condition. The Company intends to defend itself vigorously against all claims asserted against it. In accordance with applicable accounting guidance, the Company establishes reserves for litigation and settlements when those matters proceed to a stage where they present loss contingencies that are both probable and reasonably estimatable. In such cases, there may be a possible exposure to loss in excess of any amounts accrued. The Company will continue to monitor such matters for developments that will affect the amount of the reserve, and will adjust the reserve amount as appropriate.

(12) Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-l of the Securities Exchange Act of 1934 and has elected to use the alternative method of computing regulatory net capital requirements provided for in that Rule. Under the alternative method, the required net capital may not be less than two percent of aggregate debit items arising from customer transactions or $1.5 million, whichever is greater. At December 31, 2012, the Company's regulatory net capital of approximately $1.5 billion was 13.79% of aggregate debit items and in excess of the minimum requirement by approximately $1.3 billion.

Advances to affiliates, repayment of borrowings, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Rule 15c3-1 and other regulatory bodies.

Pursuant to Rule 15c3-3 of the SEC, the Company may be required to deposit in a Special Reserve Bank Account, cash or acceptable qualifying securities for the exclusive benefit of customers. At December 31, 2012, the Company had approximately $6.5 billion of cash or acceptable qualifying securities on deposit in such accounts.

As a clearing broker, the Company has agreed to compute a reserve requirement for the proprietary accounts of introducing broker-dealers (the PAIB Reserve Formula). The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets on deposit at the Company as allowable assets in the correspondents' net capital calculation. As of December 31, 2012, a PAIB reserve was not required, however, the Company had approximately $25 thousand of cash deposits in PAIB 15c3-3 accounts.

(13) Financial Instruments and Related Risks

(a) Customer Activities

Certain market and credit risks are inherent in the Company's business, primarily in facilitating customers' trading and financing transactions in financial instruments. In the normal course of business, the Company's customer activities include execution, settlement, and financing of various customer securities, which may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers, which is collateralized by cash and/or securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving securities sold but not yet purchased and option contracts. The Company seeks to control risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory, exchange and internal guidelines. The Company monitors required margin levels daily; pursuant to such guidelines, the Company requires the customer to deposit additional collateral or to reduce positions, when necessary. Such transactions may expose the Company to significant off-balance sheet risk in the event the margin is not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell the collateral at prevailing market prices in order to fulfill the customer's obligations.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources, such as securities loaned. Additionally, the Company pledges customer securities as collateral to satisfy margin deposits of the Options Clearing Corporation. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligation. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposures.

(b) Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, governments, and institutional and individual investors. A substantial portion of the Company's transactions is executed with and on behalf of institutional investors including other broker-dealers, banks, U.S. government agencies, mutual funds, hedge funds and other financial institutions.

Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by securities and currency settlements, contracting derivative and forward transactions with customers and dealers, and the holding in inventory of bonds and/or loans. The Company uses various means to manage its credit risk. The creditworthiness of all counterparties is analyzed at the outset of a credit relationship with the Company. These counterparties are subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for each counterparty, as well as for groups or classes of counterparties. Furthermore, the Company enters into master netting agreements when feasible and demands collateral from certain counterparties or for certain types of credit transactions.

(c) Market Risk

Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including size, duration, composition and diversification of positions held, the absolute and relative level of interest rates and foreign currency exchange rates, as well as market volatility and liquidity. The Company manages market risk by setting and monitoring adherence to risk limits.

Financial instruments sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

(d) Operational Risk

In providing a comprehensive array of products and services, the Company may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside the Company or business interruption due to systems failures or the other events. Operational risk may also include breaches of our technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, we could suffer a financial loss as well as damage to our reputation.

(e) *Financial Instruments with Off-Balance-Sheet Risk*

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include forward foreign exchange contracts that are used to meet the needs of customers. Generally, forward foreign exchange contracts represent future commitments to purchase or sell foreign currency at specific terms at specified future dates.

SUPPLEMENTARY REPORT

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Manager
and Member Pershing LLC:

In planning and performing our audit of the financial statements of Pershing LLC (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of or aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2013